Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – FOR THE THREE AND NINE - MONTH PERIODS ENDED DECEMBER 31, 2017 AND NOVEMBER 30, 2016

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (referred to in this MD&A as “Acasti”, “the Corporation”,” we”, “us” and “our”) as at December 31, 2017 and for the three and nine-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and nine-month periods ended December 31, 2017 and November 30, 2016.

In this MD&A, financial information is for the three and nine-month periods ended December 31, 2017 and November 30, 2016 and is based on the interim financial statements of the Corporation, which were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Corporation applied the same accounting policies in the preparation of these condensed interim financial statements as those disclosed in note 3 of its most recent annual financial statements. In accordance with its mandate, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on February 13, 2018. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes to the “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, and “Financial instruments” in comparison to those disclosed in the Corporation’s MD&A for the thirteen-month period ended March 31, 2017, filed with securities regulatory authorities on June 6, 2017. Readers should carefully review and consider the risks and uncertainties described in the Corporation’s filings with securities regulators, as well as in its Annual Report on Form 20-F filed with securities regulatory authorities on June 27, 2017. The Corporation’s financial results are published in Canadian dollars. All amounts disclosed in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information about the Corporation can be found on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange and on the NASDAQ Capital Market exchange under the ticker symbol “ACST”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our name, logo and website names and addresses are our service marks or trademarks. CaPre® and the phrase “BREAKING DOWN THE WALLS OF CHOLESTEROL” are our registered trademarks. The other trademarks, trade names and service marks appearing in this MD&A are the property of their respective owners. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this MD&A are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Forward-Looking Statements

This MD&A contains certain information that may be forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Acasti’s ability to conduct all required clinical and nonclinical trials for CaPre, including the adequate funding, timing and results of those clinical trials;

•	Acasti’s strategy, future operations, prospects and the plans of its management;

•	the design, regulatory plan, timeline, costs and results of Acasti’s clinical and nonclinical trials for CaPre;

•	the timing and outcome of Acasti’s meetings and discussions with the U.S. Food and Drug Administration (“FDA”);

•	Acasti’s planned regulatory filings for CaPre, and their timing;

•	Acasti’s expectation that its Bridging Study (as defined below) results will support its plan to get authorization from the FDA to use its 505(b)(2) pathway with new chemical entity (“NCE”) status towards a New Drug Application (“NDA”) approval in the United States;

•	the timing and results from two competitor outcomes studies in patients with high triglycerides (“TGs”) (blood levels between 200 – 499 mg/dL);

•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;

•	Acasti’s anticipated marketing advantages and product differentiation of CaPre and its potential to become the best-in-class omega-3 (“OM3”) compound for the treatment of severe hypertriglyceridemia (“HTG”) (very high blood levels of TGs over 500 mg/dL);

•	Acasti’s estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and its ability to serve that market;

•	the potential to expand CaPre’s indication for the treatment of high TGs (200 – 500 mg/dL);

•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;

•	Acasti’s strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;

•	the manufacturing scale-up of CaPre and the related cost and timing;

•	Acasti’s ability to strengthen its patent portfolio and other means of protecting its intellectual property rights;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	the availability, sources, consistency and cost of Acasti’s raw materials, including krill oil;

•	Acasti’s expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices (“cGMP”);

•	the potential for OM3s in other cardiovascular medicine (“CVM”) indications;

•	Acasti’s intention and ability to complete development and/or distribution partnerships to support the development and commercialization of CaPre, and to pursue strategic opportunities to provide Acasti with capital and market access;

•	Acasti’s ability to reach a definitive agreement based upon its non-binding terms sheet with a leading China-based pharmaceutical company for the commercialization of CaPre in certain Asian jurisdictions;

•	Acasti’s need for additional financing and its estimates regarding its future financing and capital requirements;

•	Acasti’s expectation regarding its financial performance, including its revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources and capital expenditures, and its access to additional capital; and

•	Acasti’s projected capital requirements to fund its anticipated expenses, including its research and development and general and administrative expenses.

Although the forward-looking information in this MD&A is based upon what we believe are reasonable assumptions, you should not place undue reliance on that forward-looking information since actual results may vary materially from it. Important assumptions by Acasti when making forward-looking statements include, among other things, assumptions by it that:

•	Acasti successfully and timely completes all required clinical and nonclinical trials necessary for regulatory approval of CaPre;

•	Acasti successfully enrolls patients in its Phase 3 program;

•	the timeline and costs for Acasti’s clinical programs are not materially underestimated or affected by unforeseen circumstances;

•	CaPre is safe and effective;

•	the FDA confirms its 505(b)(2) regulatory pathway with NCE status towards new drug application (“NDA”) approval for CaPre in the United States and Acasti finalizes the protocols for its Phase 3 program for CaPre within its anticipated timeframe;

•	outcome study data from two of Acasti’s competitors in moderate to high TG patients (200 – 500 mg/dL) is positive;

•	Acasti obtains regulatory approval for CaPre on a timely basis;

•	Acasti is able to attract, hire and retain key management and skilled scientific personnel;

•	third parties provide their services to Acasti on a timely and effective basis;

•	Acasti is able to obtain its required supply of raw materials, including raw krill oil;

•	Acasti is able to attain its targeted cost of goods sold (“COGs”) and levels of insurance reimbursement for CaPre;

•	Acasti is able to find and retain third-party contract manufacturing organizations (“CMOs”) to manufacture CaPre in compliance with cGMP;

•	Acasti is able to secure distribution arrangements for CaPre, if it gets regulatory approval;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti is able to manage its future growth effectively;

•	Acasti is able to gain physician acceptance of CaPre in its markets and is able to serve those markets;

•	Acasti’s patent portfolio is sufficient and valid;

•	Acasti is able to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;

•	The impact is minimal, if any at all, to Acasti as a result of Neptune Technologies & Bioressources Inc.’s (“Neptune”) recent sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS (“Aker”);

•	Acasti is able to take advantage of business opportunities in the pharmaceutical industry and receive strategic partner support;

•	Acasti is able to obtain additional capital and financing, as needed, on acceptable terms;

•	there is no significant increase in competition for CaPre from other companies in the pharmaceutical, medical food and natural health product industries;

•	CaPre would be viewed favorably by payers at launch and receive appropriate healthcare reimbursement;

•	market data and reports reviewed and used by Acasti are reasonably accurate;

•	there are no changes in relevant laws or regulations that adversely affect Acasti;

•	Acasti faces no product liability lawsuits and other proceedings, or any such matters, if they arise, are satisfactorily resolved; and

•	Acasti is able to continue as a going concern.

In addition, the forward-looking information in this MD&A is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond Acasti’s control, that could cause its actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, among others:

•	Acasti has significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, and meet ongoing capital requirements to continue its current operations on commercially acceptable terms or at all;

•	risks related to timing and possible difficulties, delays or failures in Acasti’s Phase 3 program for CaPre;

•	pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be fully initiated or completed, or may not generate results that warrant future development of CaPre;

•	Acasti may fail to achieve its publicly announced milestones on time;

•	outcome study data from two of Acasti’s competitors in high TG patients may be negative, which could also negatively affect the market perception of CaPre;

•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;

•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;

•	CaPre may not prove to be as safe and effective or as potent as we currently believe;

•	Acasti’s Phase 3 program for CaPre may not produce positive results;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti’s anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	the FDA could reject Acasti’s 505(b)(2) regulatory pathway;

•	Acasti may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;

•	Acasti may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;

•	CaPre may have unknown side effects;

•	the FDA may refuse to approve CaPre, or place restrictions on Acasti’s ability to commercialize CaPre;

•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;

•	Acasti may encounter difficulties in completing the development and commercialization of CaPre;

•	third parties Acasti will rely upon to conduct its Phase 3 program for CaPre may not effectively fulfill their obligations to Acasti, including complying with FDA requirements;

•	recently enacted and future laws may increase the difficulty and cost for Acasti to obtain marketing approval of and commercialize CaPre and affect the prices it can charge;

•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payers to contain or reduce the costs of healthcare through various means could adversely affect Acasti’s business;

•	third parties Acasti will rely upon to conduct its Phase 3 program for CaPre may not effectively fulfill their obligations to Acasti, including complying with FDA requirements;

•	there may not be an adequate supply of raw materials, including raw krill oil, in sufficient quantities and quality to produce CaPre under cGMP standards;

•	Acasti may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up its manufacturing successfully;

•	Acasti may not be able to produce future clinical batches, if needed, and commercial batches of CaPre in a timely manner or at all;

•	Acasti currently has limited sales, marketing and distribution personnel;

•	Acasti’s patent applications may not result in issued patents, its issued patents may be circumvented or challenged and ultimately struck down, and Acasti may not be able to successfully protect its trade secrets or other confidential proprietary information;

•	Acasti may face claims of infringement of third party intellectual property and other proprietary rights;

•	Acasti sublicenses intellectual property that has been recently sold by Neptune to Aker (and then licensed by Aker back to Neptune). Although Acasti’s license agreement with Neptune remains in place, its rights under the sublicense agreement are subject to the continued term of the license between Neptune and Aker;

•	Acasti may face product liability claims and product recalls;

•	Acasti faces intense competition from other companies in the pharmaceutical, medical food and natural health product industries;

•	Acasti has a history of negative operating cash flow and may never become profitable or be able to sustain profitability;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti may not be able to attain its targeted COGs, and levels of insurance reimbursement for CaPre may not be commercially viable in all global markets;

•	Acasti may acquire businesses or products or form strategic partnerships in the future that may not be successful;

•	Acasti may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre, provide development capital, or market access;

•	Acasti recently entered into a term sheet with a leading China-based pharmaceutical company that would grant it an exclusive right to commercialize CaPre in certain Asian countries, and it is possible that no definitive agreement with the China-based company will be reached, or if a definitive agreement is reached, its terms may differ from those in the term sheet;

•	Acasti relies on key management and skilled scientific personnel; and

•	general changes in economic and capital market conditions could adversely affect Acasti.

All of the forward-looking information in this MD&A is qualified by this cautionary statement. There can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations that are anticipated by the Corporation. As a result, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses multiple financial measures for the review of its operating performance. These measures are generally IFRS financial measures, but one adjusted financial measure, Non-IFRS operating loss, is also used to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure, in addition to the IFRS financial measures, for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors and to plan and forecast future periods as well as to make operational and strategic decisions. The Corporation believes that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss finance expenses, depreciation and amortization and impairment loss, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting finance income and deferred tax recovery. Items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/expenses include foreign exchange gain (loss). Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Business Overview

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using omega-3 (“OM3”) fatty acids derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering triglycerides (“TGs”) in patients with hypertriglyceridemia (“HTG”). Our lead product candidate is CaPre, an OM3 phospholipid, which we are developing initially for the treatment of severe HTG, a condition characterized by very high or severe levels of TGs in the bloodstream (≥ 500 mg/dL). It is estimated that four million people in the United States have severe HTG. In the market research commissioned by us1 from DP Analytics in 2016, physicians interviewed indicated a significant unmet medical need exists for an effective, safe and well-absorbing OM3 therapeutic that can also demonstrate a positive impact on the major blood lipids associated with cardiovascular (“CV”) disease risk. We believe that CaPre will address this unmet medical need, if our Phase 3 results reproduce what we observed in our Phase 2 data. We initiated our Phase 3 program in North America during the second half of 2017, and started clinical site activation as planned at the end of 2017. We also believe the potential exists to expand CaPre’s initial indication to the roughly 36 million patients with high TGs (200 – 499 mg/dL), although at least one additional clinical trial would likely be required to expand CaPre’s indications to this segment. We may also seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following beneficial effects with CaPre (our “trifecta effect”), and we are now seeking to demonstrate similar results in our Phase 3 program:

•	significant reduction of TGs and non-high-density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;
•	no deleterious effect on low-density lipoprotein cholesterol (“LDL-C”), or “bad” cholesterol, with the potential to reduce LDL-C;
•	potential to increase high-density lipoprotein cholesterol (“HDL-C”), or “good” cholesterol;
•	good bioavailability (absorption by the body), even under fasting conditions;
•	no significant food effect (meaning minimal difference in absorption) when taken with low-fat or high-fat meals; and
•	an overall safety profile similar to that demonstrated by currently marketed OM3s.

We believe that these features could set CaPre apart from current FDA-approved OM3 treatment options, and could give us a significant clinical and marketing advantage.

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1 Primary qualitative market research study with Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy commissioned by Acasti in August 2016 by DP Analytics, A Division of Destum Partners, a market research firm (the Destum Market Research).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre is a highly purified, proprietary krill oil-derived mixture containing polyunsaturated fatty acids (“PUFAs”), primarily composed of OM3 fatty acids, principally eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”). EPA and DHA are well known to be beneficial for human health and according to numerous recent clinical studies, may promote healthy heart, brain and visual function2, and may also contribute to reducing inflammation and blood TGs3. Krill is a natural source of phospholipids and OM3 fatty acids. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters. Both forms allow these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for lipid transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by TGs (as in dietary supplements) or as ethyl esters in other prescription OM3 drugs (such as LOVAZA and VASCEPA), which must then undergo additional digestion before they are ready for transport into the bloodstream. The digestion and absorption of OM3 ethyl ester drugs require a particular enzymatic process that is highly dependent on the fat content of a meal – the higher the fat content, the better the OM3 ethyl ester absorption. High fat content meals are not recommended in patients with HTG. We believe that CaPre’s superior absorption profile could represent a significant clinical advantage, since taking it with a low-fat meal represents a healthier and more realistic regimen for patients with HTG who must follow a restricted low-fat diet.

CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet, and to be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL-C). CaPre is intended to be taken orally once or twice per day in capsule form.

According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. The American Heart Association has estimated that one-third of adults in the United States have elevated levels of TGs (TGs >150 mg/dL), including approximately 36 million people diagnosed with high TGs, and 3 to 4 million people diagnosed with severe HTG4,5. Moreover, according to Ford et al., in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million people[5], had elevated TG levels equal to or greater than 200 mg/dL6, of which only 3.6% were treated specifically with TG-lowering medication6,7. Leading cardiovascular experts believe that patients with TG levels above 200 mg/dL should be treated. Therefore, we believe this data indicates there is a large underserved market opportunity for CaPre.

In 2015, CaPre’s target market in the United States for treatment of HTG was estimated by IMS NSP Audit data to be approximately US$750 million, with approximately five million prescriptions written annually over the prior four years8. The total global market for treatment of HTG was estimated by GOED Proprietary Research in 2015 to be approximately US$2.3 billion9. Currently, all marketed OM3 products are approved by the FDA only for patients with severe HTG. We believe there is the potential to greatly expand the treatable market in the United States to the approximately 36 million people with high TGs, assuming favorable results from two cardiovascular (“CV”) outcome studies that are currently ongoing. These CV outcome trials are expected to report by the end of the third quarter of 2018 (the REDUCE-IT trial sponsored by Amarin) and in 2019 (the STRENGTH trial sponsored by AstraZeneca) and are designed to evaluate the long-term benefit of lowering TGs on CV risks with prescription drugs containing OM3 fatty acids in patients concurrently taking a statin. If these trials are successful, additional clinical trials would likely be required for CaPre to also expand its label claims to the high TGs segment. Given the large portion of the adult population in the United States that have elevated levels of TGs above 200 mg/dL but who go largely untreated, we believe there is the potential for a very significant increase in the total number of patients eligible for treatment if the CV outcome trials are positive.

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2 Kwantes and Grundmann, Journal of Dietary Supplements, 2014.

3 Ulven and Holven, Vascular health and risk management, 2015.

4 Miller et al. Circulation, 2011.

5 Maki et al. J. Clin. Lipid, 2012.

6 Ford et al, Archives of Internal Medicine, 2009.

7 Christian et al., Am. J. Cardiology, 2011.

8 IMS NSP Audit data, December 2015 for U.S.

9 GOED Proprietary Research; Global EPA and DHA Pharmaceutical Spending by Region, 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre is being developed by us initially for the treatment of patients with severe HTG. In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was found to be safe and well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.3%.

In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated potentially beneficial effects on LDL-C, non-HDL-C, and HDL-C.

We believe that CaPre’s potential ability to positively modulate the major blood lipid categories (TGs, non-HDL-C, LDL-C and HDL-C), if confirmed in our Phase 3 program, could be a significant differentiator for CaPre in the marketplace, as no currently approved OM3 drug has shown an ability to improve these multiple lipids in the treatment of severe HTG. We also believe that if supported by additional clinical trials, CaPre has the potential to become a best-in-class OM3 compound for the treatment of patients with high TGs.

Under a license agreement we entered into with Neptune in August 2008 (the “License Agreement”), we received an exclusive license to use Neptune’s intellectual property portfolio related to CV pharmaceutical and medical food applications. The License Agreement confers to us “freedom-to-operate” in order to develop and commercialize CaPre and our novel and active pharmaceutical ingredients (“APIs”), for the prescription drug and medical food markets. We entered into the License Agreement with Neptune in order to allow us to develop and commercialize CaPre until these Neptune patents expire. On August 8, 2017, Neptune announced that it sold its krill oil inventory and intellectual property to Aker. Aker then licensed the intellectual property back to Neptune. The License Agreement between us and Neptune remains in place and unchanged. Upon the expiry of the last-to-expire licensed Neptune patents in 2022, and the concurrent expiry of our License Agreement with Neptune/Aker, we believe that CaPre will be fully covered under our own issued and pending patents, and we do not believe that we will afterwards require any license from Neptune or any other third parties to support the commercialization of CaPre.

As a result of a royalty prepayment transaction we entered into with Neptune on December 4, 2012, we are no longer required to pay any royalties to Neptune or Aker under the License Agreement during its term for the use of the licensed intellectual property. The License Agreement expires on the date of the last to expire patent, which is in 2022.

We continue to expand our own intellectual property (“IP”) portfolio and patents. We have now filed patent applications in 24 jurisdictions, including Europe, North America, Asia, and Australia for our “Concentrated Therapeutic Phospholipid Composition” to treat HTG, and we currently have 21 issued or allowed patents and 18 patent applications pending. In 2017, additional patents were granted to us by the Taiwanese and Australian patent offices to protect both compositions of matter and methods of treatment. In January 2018, Acasti was granted a patent by the South Korean Patent Office and a corresponding patent by the Canadian Intellectual Property Office both of which also protect compositions of matter and methods of treatment. The last to expire of our patents is valid until 2031.

We believe these patents increase potential commercial opportunities for CaPre, including through possible licensing and partnership opportunities. We are committed to building a global portfolio of patents to ensure long-lasting and comprehensive intellectual property protection and to safeguard potentially valuable market expansion opportunities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre - Clinical Trials Overview

TRIFECTA and COLT Phase 2 Trials

In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was found to be safe and well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.3%.

In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of CV disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). Further studies in our Phase 3 program are required to demonstrate CaPre’s statistically significant effect on HDL-C and LDL-C.

Pharmacokinetics (PK) Trial

Our CAP13-101 study was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. 42 subjects were enrolled into 3 groups of 14 subjects who took 1 gram, 2 grams or 4 grams of CaPre, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic (“PK”) profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre in individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the PK parameters.

The PK profile of CaPre following multiple 4-gram doses obtained in the CAP13-101 study at Day 14 was compared to the results obtained in a similar PK study (Offman 2013 - ECLIPSE 2) where LOVAZA was also administered at 4 grams a day for 14 days with a low-fat diet. Although CaPre contains approximately 2.5 times less EPA and DHA compared to LOVAZA (approximately 310 mg/1g capsule for CaPre versus 770 mg/1g capsule for LOVAZA), when administered with a low-fat meal, CaPre plasma levels of EPA and DHA are very similar to those of LOVAZA. This study provided us with the basis for the dosing and design of our Phase 3 program.

PK Bridging Study

On September 14, 2016, we announced positive data from our completed comparative bioavailability study, or the Bridging Study10. The Bridging Study was an open-label, randomized, four-way, cross-over, bioavailability study comparing CaPre, given as a single dose of 4 grams in fasting and fed (high-fat) states, as compared to the FDA-approved HTG drug LOVAZA (OM3-acid ethyl esters) in 56 healthy volunteers. The protocol was reviewed and approved by the FDA. The primary objective of the Bridging Study was to compare the bioavailability of CaPre to LOVAZA, each administered as a single 4-gram dose with a high-fat meal, which is the condition under which administration of OM3 drugs will yield the highest levels of EPA and DHA in the blood, and therefore has the highest potential for toxicity. To allow us to rely on the long-term safety data of LOVAZA to support a 505(b)(2) regulatory pathway to NDA approval for CaPre, our results had to show that the blood levels of EPA and DHA resulting from a single 4-gram dose of CaPre are not significantly higher than from a single 4-gram dose of LOVAZA under fed (high-fat meal) conditions. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding levels following administration of LOVAZA in subjects who were fed a high-fat meal. We expect that these results will support a claim by us that CaPre and LOVAZA have a comparable safety profile. Also, among subjects in a fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, we believe that CaPre’s strong bioavailability profile compared to OM3 ethyl ester drugs such as LOVAZA and VASCEPA could provide a more effective clinical solution for these patients.

___________________

10 PK Bridging Study Protocol: 2016-4010: A Single-Dose, Comparative Bioavailability Study of CaPre 1 gram Capsules Compared to LOVAZA 1 gram Capsules Under Fasting and Fed Conditions

10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

We summarized and submitted data from our Bridging Study to the FDA for review and discussed it with the FDA at an End-of-Phase 2 meeting during the first quarter of 2017. We also presented our Bridging Study data at the National Lipid Association Conference in May 2017 and we plan to submit the data from our Bridging Study for peer review and publication.

CaPre – Clinical Development

505(b)(2) Regulatory Pathway

In December 2015, we announced that we intended to pursue a 505(b)(2) regulatory pathway towards an NDA approval in the United States. A 505(b)(2) regulatory pathway is defined in the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”) as an NDA containing investigations of safety and effectiveness that are being relied upon for approval and were not, in whole, conducted by or for the applicant, and for which the applicant has not obtained a right of reference. 505(b)(2) regulatory pathways differ from a typical NDA because they allow a sponsor to rely, at least in part, on the FDA’s findings of safety and/or effectiveness for a previously-approved drug. We intend to pursue the 505(b)(2) regulatory pathway as a strategy to leverage the large body of safety data for LOVAZA, which could accelerate and streamline the development of CaPre and reduce associated costs and risks. This pathway still allows CaPre to retain its NCE status due to its novel OM3 free fatty acid/phospholipid formulation.

In connection with our intended use of the 505(b)(2) pathway, the FDA supported our proposal to conduct our Bridging Study that compared CaPre (which has an OM3 free fatty acid/phospholipid composition) with the FDA-approved HTG drug LOVAZA (which has an OM3-acid ethyl esters composition) in healthy volunteers. In February 2017, we met with the FDA at an End-of-Phase 2 meeting where our Bridging Study data was presented. We confirmed with the FDA the 505(b)(2) regulatory approach to use the safety data for LOVAZA, and discussed the study design for our Phase 3 program that would be required for NDA approval.

Phase 3 Development Strategy

Based on the guidance we have received from the FDA, we plan to conduct two pivotal, randomized, placebo-controlled, double-blinded Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG. These studies of 26 weeks duration will evaluate CaPre’s ability to lower TGs from baseline in approximately 500 patients (245 per study) randomized to either 4 grams daily or placebo. The FDA’s feedback supported our plan to conduct two studies in parallel, potentially reducing the cost and shortening the time to an NDA submission. These studies will be conducted in approximately 150 sites across North America.

The primary endpoint of these studies is to determine the efficacy of CaPre at 4 grams/day compared to placebo in lowering TGs after 12 weeks in severe HTG patients, and to confirm safety. The study was designed to provide at least 90% statistical power to detect a difference of at least a 20% decrease from baseline in TGs between CaPre and placebo. In addition, the Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and CV risk markers. If any of these secondary or exploratory endpoints show statistical significance, they could become the basis for possible expanded claims and/or future indications for CaPre.

Late in 2017, based on feedback from the FDA, Acasti finalized its Chemistry, Manufacturing, and Controls plans and the clinical trial design that supports Acasti’s Phase 3 program. In parallel with the Phase 3 clinical trial planning, additional cGMP production lots of API (known as NKPL66) and CaPre were manufactured during the third quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the activation of clinical trial sites. Acasti also purchased additional raw krill oil material from Neptune to adequately supply the entire Phase 3 clinical program and to ensure sufficient material to prepare for validation and future commercial activities.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Clinical Trial Process & Timeline

During the second half of 2017, Acasti’s clinical research organization (“CRO”) began the process of identifying a sufficient number of clinical sites with experienced investigators to conduct the two Phase 3 clinical trials. Site activation involves negotiating a contract, gaining approval from the site’s Institutional Review Board (“IRB”), and delivery of clinical supplies. It was determined that approximately 150 sites across North America will be used to randomize the total of nearly 500 patients with severe HTG required to complete the two Phase 3 studies. Site activation was initiated in the fourth quarter of 2017, and is currently ongoing. Site activation runs concurrently with patient screening and enrollment in order to secure an adequate number of sites to achieve the patient enrollment goals of the program.

Initiating a clinical trial involves numerous steps to engage investigators to screen and qualify patients as participants, prior to randomizing them to test the investigational drug. This entire screening and randomization process takes an average of six to nine weeks. Patient recruitment is conducted by each clinical trial site, supported by resources provided by the CRO. After a patient is identified by the investigator as a possible candidate for the clinical trial, they are screened to determine their eligibility for trial enrollment. The screening period takes four to six weeks. Patients must meet the inclusion criteria of the study, as described in the trial plan, also known as a protocol. Acasti expects each patient will require two screening visits with the investigator’s clinical staff, whereby medical history and patient consent are obtained. This futher qualification process takes two to three weeks.

When patient qualification is confirmed, the process of randomization begins. Approximately 245 patients should be randomized in each Phase 3 study. This sample size per study would provide 90% statistical power to detect at least a 20% decrease in TG levels from baseline to week 12 between CaPre and placebo with a two-sided α at 0.05 (primary endpoint), a difference that is believed to be clinically relevant. A randomized controlled trial is designed to reduce bias when testing an investigational treatment. The process of assigning patients to these groups by chance, rather than choice, is called randomization. The groups are referred to as the experimental group or the control group. In the Phase 3 clinical trials, patients will be assigned to either receive CaPre (experimental) or placebo (control). Each patient will be on drug (or placebo) for a period of 26 weeks.

The two Phase 3 clinical trials will proceed to dosing both the experimental and control groups, according to the protocol, to assess CaPre’s efficacy and safety compared to placebo. In these double-blind studies, neither the patients nor the investigator knows which treatment (experimental drug or placebo) a patient receives. Only after all data have been recorded and analyzed will the investigators and Acasti learn which participants were which. The trial conduct and patient safety are rigorously monitored to ensure regulatory compliance and to maintain the integrity of the study in order to assess outcomes.

Acasti expects to begin patient randomization in the two Phase 3 trials in the first quarter of 2018, and the two Phase 3 trials are expected to take approximately 18 months to complete. More specifically, the enrollment period takes approximately one year and the treatment period takes approximately 26 weeks per patient randomized. Acasti plans to complete the program in mid-2019, and to report topline results from the parallel trials by the end of 2019.

Business and Commercialization Strategy

Key elements of our business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. We do not currently have dedicated in-house sales and marketing personnel, and are evaluating several alternative go-to-market strategies for commercializing CaPre in the United States. Our preferred strategy outside the United States is to commercialize CaPre through regional or country-specific strategic partnerships, and to potentially seek support and funding from each partner for in-country clinical development, registration and commercialization activities. We believe that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and we are taking a targeted approach to partnering and licensing in various geographies.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

If we reach commercialization of CaPre, as part of our sales and marketing strategy, we expect to focus our U.S. launch and commercialization activities, either directly or through a strategic partner, on lipid specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies for patients with severe HTG.

Our key commercialization goals continue to be:

•	completion of our Phase 3 program and, assuming the results are positive, the filing of an NDA to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of high TGs;
•	continued strengthening of our patent portfolio and other intellectual property rights;
•	continued evaluation and determination of the optimal strategic approach for commercializing CaPre in the United States; and
•	continued pursuit of strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital.

In addition to completing our Phase 3 program, we expect that additional time and capital will be required to complete the filing of an NDA to obtain FDA approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

Additional Developments and Next Steps

Phase 3 Program – During the quarter ended December 31, 2017, Acasti further advanced its clinical development of CaPre. We initiated our Phase 3 program and began site activation at the end of 2017. Patient recruitment, screening and enrollment are now underway. Acasti has engaged one of the world’s largest CRO providers of biopharmaceutical development and commercial outsourcing services as a partner to conduct the Phase 3 program. Additional cGMP production lots of API (known as NKPL66) and CaPre were manufactured during the third quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the activation of clinical trial sites.

In December 2017, we announced that Dariush Mozaffarian, M.D., Dr.P.H., has agreed to serve as the principal investigator of our Phase 3 clinical program. Dr. Mozaffarian is a cardiologist and epidemiologist serving as the Jean Mayer Professor of Nutrition & Medicine, and the Dean of the Friedman School of Nutrition Science & Policy at Tuff’s University. His widely published research focuses on how diets, such as those rich in OM3s and lifestyle influence cardiometabolic health, and how effective policies can improve health and wellness.

Financing – On December 27, 2017, the Corporation closed a U.S. public offering issuing 9,900,990 units of Acasti (“Units”) at a price of $1.28 (US$1.01) per Unit for gross proceeds of $12.6 million (US$10 million). The Units issued consisted of 9,900,990 Common Shares and 8,910,891 warrants with the right to purchase one Common Share (“Warrant”) of Acasti at an exercise price of US$1.26 or about $1.59 as of the issuance date. As part of this closing, the underwriters also partially exercised for nil consideration the over-allotment option for warrants, which were issued with a right to purchase 892,044 Common Shares at a per share exercise price of US$1.26 or about $1.59 as of the date of issuance. On January 22, 2018, the underwriters further exercised their over-allotment option by purchasing an additional 766,179 Common Shares at a price of $1.26 (US$1.01) per share, for additional gross proceeds to Acasti of approximately $963 (US$773).

13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Board membership - After the December 2017 financing, in light of the reduction in its percentage ownership of our total outstanding Common Shares, the Neptune-affiliated members of our board of directors resigned, as announced by Acasti on January 16, 2018. After giving effect to the December 2017 financing, Neptune no longer has a control position in our Common Shares and will no longer be required, prospectively, to consolidate Acasti’s financial results into its financial results. Neptune owned approximately 20.4% of the issued and outstanding Common Shares as at December 31, 2017 and  approximately 19.8% subsequent to the over-allotment option exercise on January 22, 2018. Acasti is currently seeking to recruit new directors. As one of the resigned directors was a member of Acasti’s audit committee, in our recruitment to fill the director vacancies, we will also seek to regain compliance with National Instrument 52-110 and Nasdaq Listing Rule 5605, which require the Corporation’s audit committee to be comprised of at least three independent directors, within six months and in any event prior to Acasti’s next annual shareholders’ meeting.

Commercialization Progress – In November 2017, we entered into a non-binding term sheet with a leading China-based pharmaceutical company. Completion of the transaction is subject to further negotiation and execution of a definitive agreement, which once signed would grant an exclusive license to the Chinese pharmaceutical company to commercialize CaPre in certain Asian countries, including China. Negotiations are ongoing with the Chinese pharmaceutical company to complete the license agreement, while Acasti continues to advance discussions with additional potential partners, including in China, as part of our worldwide licensing strategy.

Krill Oil Inventory - On August 8, 2017, Neptune announced its near-term plan to discontinue krill oil production, and that it had sold its krill oil inventory and krill oil related intellectual property to Aker. Aker then licensed the intellectual property back to Neptune, leaving the License Agreement between Acasti and Neptune in place and unchanged. We are currently evaluating alternative krill oil sources. However, we have sufficient raw krill oil inventories that we anticipate will be required to complete our Phase 3 program, and we believe that alternative supplies of krill oil that can meet our specifications will be readily available as needed in the future.

Basis of presentation of the financial statements

Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Previously, the Corporation’s fiscal year end was February 28. As a result, the Corporation’s financial statements and corresponding notes to the financial statements relating to this MD&A include two different three and nine-month periods: the three and nine-month period ended December 31, 2017 and the three and nine-month period ended November 30, 2016. Financial information for the three and nine-month period ended December 31, 2016 has not been included in these financial statements for the following reasons: (i) the three and nine-month period ended November 30, 2016 provides a meaningful comparison to the three and nine-month period ended December 31, 2017 (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three and nine-month period ended December 31, 2016 were presented in lieu of results for the three and nine-month period November 30, 2016; and (iii) it was not practicable or cost justified to prepare the additional information that would be required for a comparison of the three and nine-month period ended December 31, 2016 to the three and nine-month period ended December 31, 2017.

The Corporation is subject to a number of risks associated with the conduct of its Phase 3 clinical program and its results, the establishment of strategic partnerships and the successful development of CaPre and other new products and their commercialization. The Corporation is currently not generating any revenues and has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, proceeds from research grants and research tax credits, and exercises of warrants, rights, and options. To achieve the objectives of its business plan, the Corporation plans to raise the necessary funds through additional securities offerings and the establishment of strategic partnerships as well as additional research grants and research tax credits. CaPre and other drug product candidates developed by us will require approval from the FDA and equivalent regulatory organizations in other countries before it can be commercialized. The ability of the Corporation to achieve profitable operations is dependent on a number of factors outside of the Corporation’s control. See “Risk Factors” in this MD&A and in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

The Corporation’s current assets of $13,492 as at December 31, 2017 include cash and cash equivalents totaling $12,475. The Corporation’s liabilities total $12,192 at December 31, 2017 and are comprised primarily of $4,997 in amounts due to or accrued for creditors, $1,561 of outstanding unsecured convertible debentures and $5,634 for derivative warrant liabilities. The Corporation’s positive working capital balance is expected to decline until the Corporation raises additional funds and/or finds a strategic partner. The Corporation’s current assets as at December 31, 2017 are projected to be significantly less than needed to support its current liabilities when combined with the projected level of expenses for the next twelve months, including the full initiation of, ongoing enrollment of patients in, and the manufacturing of materials for, the Phase 3 program for CaPre, and other needed operations beyond the next twelve months. The Corporation also expects to incur increased general and administrative (“G&A”) expenses as a result of a planned increase in business development and marketing expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the nine months ended December 31, 2017. The Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the near future, but there can be no assurance as to when or whether the Corporation will complete any financing or strategic collaborations. If the Corporation does not raise additional funds, or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of its business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation’s financial statements for the three and nine-month period ended December 31, 2017 have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

SELECTED FINANCIAL INFORMATION

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$
Net loss	(6,079)	(2,397)	(13,364)	(7,881)
Basic and diluted loss per share	(0.40)	(0.22)	(0.90)	(0.74)
Non-IFRS operating loss[11]	(4,149)	(1,736)	(9,668)	(5,647)
Total assets	27,425	21,589	27,425	21,589
Working capital[12]	8,495	4,421	8,495	4,421
Total non-current financial liabilities	7,195	60	7,195	60
Total equity	15,233	19,770	15,233	19,770

___________________

11 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

12 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS ENDED DECEMBER 31, 2017 AND NOVEMBER 30, 2016

The net loss totaling $6,079 or ($0.40) per share for the three-month period ended December 31, 2017 increased by $3,682 or ($0.18) per share from the net loss totaling $2,397 or ($0.22) per share for the three-month period ended November 30, 2016. This resulted primarily from the $2,413 increased Non-IFRS operating loss and a $1,337 increase in financial expense (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), $293 from an increase gain due to the change in value of the warrant derivative liability, a $175 increase in stock-based compensation and a $50 increase in depreciation and amortization.

The net loss totaling $13,364 or ($0.90) per share for the nine-month period ended December 31, 2017 increased by $5,483 or ($0.16) per share from the net loss totaling $7,881 or ($0.74) per share for the nine-month period ended November 30, 2016. This resulted primarily from the $4,021 increased Non-IFRS operating loss and an $1,423 increase in financial expense (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), combined with $353 from an increased gain due to the change in value of the warrant derivative liability, a $231 increase in stock-based compensation and a $161 increase in depreciation and amortization.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$

Net loss	(6,079)	(2,397)	(13,364)	(7,881)
Add (deduct):
Stock-based compensation	330	155	661	430
Depreciation and amortization	671	621	2,005	1,844
Financial expenses (income)	1,220	(117)	1,479	56
Change in fair value of derivative warrant liabilities	(291)	2	(449)	(96)
Non-IFRS operating loss	(4,149)	(1,736)	(9,668)	(5,647)

Stock-based compensation expense increased by $175 to $330 for the three-month period ended December 31, 2017 from $155 for the three-month period ended November 30, 2016. No options were granted in the three-month period ending December 31, 2017 nor in the three-month period ending November 30, 2016. Stock-based compensation expense increased by $231 to $661 for the nine-month period ended December 31, 2017 from $430 for the nine-month period ended November 30, 2016. There was an increase of 286,100 options granted in the nine-month period ended December 31, 2017 compared to the nine-month period ended November 30, 2016. The increase in stock-based compensation resulted primarily from the number of options vesting in the comparable periods. At December 31, 2017, 450,430 options were fully vested and exercisable compared to 236,595 at November 30, 2016.

The depreciation and amortization expense increased by $50 to $671 for the three-month period ended December 31, 2017 from $621 for the three-month period ended November 30, 2016, due to the increased operational production equipment. The depreciation and amortization expense increased by $161 to $2,005 for the nine-month period ended December 31, 2017 from $1,844 for the nine-month period ended November 30, 2016, also due to the increased operational production equipment.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Financial expenses increased by $1,337 to $1,220 for the three-month period ended December 31, 2017 from income of $117 for the three-month period ended November 30, 2016. This resulted primarily from transaction costs of the December 2017 financing totaling $1,101 for the three-month period ended December 31, 2017 compared to nil for the three-month period ended November 30, 2016. Additionally, the change resulted from a $142 increase in foreign exchange loss from a gain of $109 for the nine-month period ended November 30, 2016 to a loss of $33 for the nine-month period ended December 31, 2017. This change also resulted from an increase in interest on convertible debentures of $92 for the three-month period ended December 31, 2017 compared to nil for the three-month period ended November 30, 2016, and a decrease of $2 in other charges for the three-month period eneded December 31, 2017 compared to the three-month period ended November 30, 2016.

Financial expenses increased by $1,423 to $1,479 for the nine-month period ended December 31, 2017 from $56 for the nine-month period ended November 30, 2016. This resulted primarily from transaction costs totaling $1,101 for the nine-month period ended December 31, 2017 compared to nil for the nine-month period ended November 30, 2016. Additionally, the change was offset by a $17 reduced foreign exchange loss from a loss of $155 for the nine-month period ended November 30, 2016 to a loss of $138 for the nine-month period ended December 31, 2017. This change also resulted from an increase in interest on convertible debentures of $276 for the nine-month period ended December 31, 2017 compared to nil for the nine-month period ended November 30, 2016, and a decrease of $76 in interest income and other charges compared to the quarter ended November 30, 2016 mainly related to the pledge amount earning interest at 9% that was released by Neptune on September 20, 2016.

The fair value of the derivative warrants issued with the U.S. Public offering of December 27, 2017 was determined to be $0.60 per warrant and totaled $5,873 upon issuance. The fair value of the warrants is remeasured at each reporting date using the Black-Scholes option pricing model. At December 31, 2017, the fair value of these warrants totaled $5,620 or $0.57 per warrant. The change in the Corporation’s stock price and the FX conversion resulted in a gain of $253 on the fair value of the warrants reducing the corresponding liability.

The fair value of the derivative warrant liabilities issued in December 2013 totaled $14 at December 31, 2017 or $37 less than the $51 fair value at September 30, 2017 and $61 less than the $75 fair value at June 30, 2017. The fair value of the warrants is estimated at each reporting date using the Black-Scholes option pricing model. The fair value of the warrants issued in connection with Acasti’s previous securities offerings was determined to be $0.58 per warrant upon issuance, $0.01 per warrant at December 31, 2017, $0.03 per warrant at September 30, 2017 and $0.04 per warrant as of June 30, 2017. During the three and nine-month periods ended December 31, 2017, the fluctuation in the Corporation’s stock price, the overall decline in the FX conversion rate and the reduction of the estimated life of the warrants resulted in a gain on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position. The fair value of the derivative warrant liabilities totaled $60 at November 30, 2016 or $2 more than the $58 value at August 31, 2016 and $64 less than the $124 value at May 31, 2016. In the three and nine-month periods ended November 30, 2016, the variation in the Corporation’s stock price, the volatility fluctuation and the reduction of the estimated life of the warrants resulted in a gain based on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position.

Non-IFRS operating loss increased by $2,413 for the three-month period ended December 31, 2017 to $4,149 compared to $1,736 for the three-month period ended November 30, 2016. This was primarily due to an increase in research and development (“R&D”) expenses of $2,478, before consideration of stock-based compensation, amortization and depreciation. Non-IFRS operating loss increased by $4,021 for the nine-month period ended December 31, 2017 to $9,668 compared to $5,647 for the nine-month period ended November 30, 2016. This primarily resulted due to an increase in R&D expenses of $3,630 and an increase in G&A expenses of $391, before consideration of stock-based compensation, amortization and depreciation.

Details of the variations in R&D and G&A expenses are explained as follow.

17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Breakdown of major components of the statement of earnings and comprehensive loss for the three and nine-month periods ended December 31, 2017 and November 30, 2016

Research and development expenses	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$
Salaries and benefits	389	271	1,090	814
Stock-based compensation	94	20	217	62
Research contracts	2,591	591	4,662	2,650
Professional fees	500	191	1,542	340
Depreciation and amortization	671	621	2,005	1,844
Other	64	12	184	29
Government grants and tax credits	(24)	(23)	(84)	(69)
Total	4,285	1,683	9,616	5,670

General and administrative expenses	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$
Salaries and benefits	330	170	992	594
Administrative fees	19	75	107	225
Stock-based compensation	236	135	444	368
Professional fees	215	369	941	847
Other	65	80	234	217
Total	865	829	2,718	2,251

Three-month period ended December 31, 2017 compared to three-month period ended November 30, 2016:

During the three-month period ended December 31, 2017, Acasti, as planned, further advanced its R&D program and its clinical development of CaPre with its Phase 3 program and site activation initiation in partnership with one of the world’s largest providers of biopharmaceutical development and commercial outsourcing services (“CRO”). The $4,285 in total R&D expenses for the three-month period ended December 31, 2017 totaled $3,520 before depreciation, amortization and stock-based compensation expense, compared to $1,683 in total R&D expenses for the three-month period ended November 30, 2016 or $1,042 before depreciation, amortization and stock-based compensation expense. This $2,478 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $2,000 increase in research contracts. The increased research contract expense resulted primarily from a $1,400 increase in contracts associated with its clinical trial program as $1,630 was incurred primarily with Acasti’s CRO during the three-month period ended December 31, 2017 in preparation for its timely Phase 3 clinical study program site activation initiation by the end of 2017. This compares to $230 incurred during the prior comparative period in connection with the completion of contracts under the Corporation’s successful Phase 1 bioavailability bridging clinical study. The remaining $600 in increased research contracts resulted from expanded scale-up production activities relating to CaPre during the three-month period ended December 31, 2017. The increased professional fees resulted primarily from completing due diligence and preliminary discussions for strategic research and development partnership and licensing arrangements. An increase of $118 in incremental salaries and benefits primarily related to full-time leadership and management of CMC regulatory affairs in R&D combined with the prior quarter addition of several technicians to production and quality control during the three-month period ended December 31, 2017 compared to the three-month period ended November 30, 2016.

18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

G&A expenses totaling $629 before stock-based compensation expense for the three-month period ending December 31, 2017 decreased by $65 from $694 for the three-month period ended November 30, 2016. This $65 decrease was mainly attributable to a $160 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, partially offset by a $56 reduction in administrative fees and a reduction in professional fees of $154. The professional fee reduction was due primarily to reduced marketing research expenses and normalization or reduction of the Corporation’s public and investor relations program expenses after the prior year’s reactivation. The decreased professional fees also partially resulted from the Corporation transitioning its finance consultant for the prior year to the Corporations’ current CFO.

Nine-month period ended December 31, 2017 compared to nine-month period ended November 30, 2016:

As Acasti continued its planned Phase 3 clinical program progress and production scale-up of CaPre within its R&D program, $9,616 was incurred in total R&D expenses for the nine-month period ended December 31, 2017 and $7,394 was incurred before depreciation, amortization and stock-based compensation expense. This compares to $5,670 in total R&D expenses for the nine-month period ended November 30, 2016 or $3,764 before depreciation, amortization and stock-based compensation expense. This $3,630 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $2,012 increase in contracts with the $1,116 increased contract manufacturing (“CMO”) production expenses and the $945 increased CRO expenses associated with its clinical trial program based on $2,676 incurred with the CRO during the current nine-month period. There was also a $1,202 increase in professional fees primarily incurred in completing due diligence and preliminary discussions for strategic R&D partnership and licensing arrangements. This is compared to $1,534 of expenses for PK Bridging and other clinical study programs and $846 in CMO production expenses for the nine-month period ended November 30, 2016. Salary and benefits also contributed to the overall increase by $276 related to R&D management combined with additional headcount for production and quality control in November 30, 2016, as the Corporation is advancing its Phase 3 clinical study program. Of the increase of $155 in other expenses, $74 related to increased travel expenses for the strategic development due diligence activities.

G&A expenses totaling $2,274 before stock-based compensation expense for the nine-month period ending December 31, 2017 increased by $391 from $1,883 for the nine-month period ended November 30, 2016. This $391 increase was mainly attributable to a $398 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, offset by a $118 reduction in administrative fees. This increase also resulted from increased professional fees of $94 due primarily to expenses relating to reactivating the Corporation’s public and investor relations programs and additional legal fees due to increased independence from Neptune, as well as an increase of $17 in other expenses.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA

	December 31,	September 30,	June 30	March 31,
	2017	2017	2017	2017[13]
	$	$	$	$

Net loss	(6,079)	(4,507)	(2,778)	(3,366)
Add (deduct):
Depreciation and amortization	671	667	667	894
Stock based compensation	330	295	36	244
Financial expenses (income)	1,220	146	113	57
Change in fair value of derivative warrant liabilities	(291)	(24)	(134)	149
Deferred income tax recovery	-	-	-	(129)
Non-IFRS operating loss	(4,149)	(3,423)	(2,096)	(2,151)

Basic and diluted net loss per share	(0.40)	(0.31)	(0.19)	(0.28)

	November 30,	August 31,	May 31,	February 29,
	2016	2016	2016	2016
	$	$	$	$

Net loss	(2,397)	(2,329)	(3,155)	(1,919)
Add (deduct):
Depreciation and amortization	621	614	609	611
Impairment of intangible assets	155	-	-	339
Stock based compensation	(117)	211	64	107
Financial expenses (income)	2	(55)	228	(176)
Change in fair value of derivative warrant liabilities	-	(66)	(32)	(114)
Non-IFRS operating loss	(1,736)	(1,625)	(2,286)	(1,152)

Basic and diluted net loss per share	(0.22)	(0.22)	(0.29)	(0.18)

The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in R&D expenses from quarter-to-quarter as well as an increase in G&A expenses over the last four quarters. The increase in net loss, net loss per share and non-IFRS operating loss in the fourth quarter of 2017 can partially be explained by the inclusion of the additional month in comparison to the comparative three-month quarterly financial data. The variances in net loss from quarter to quarter are mainly due to the changes in fair value of the warrant liabilities as well as variations in foreign exchange gains or losses.

___________________

13 This fiscal quarter represents a period of four months ended March 31, 2017.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The Corporation’s authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows for the periods ended:

	December 31, 2017	March 31, 2017
	Number outstanding	Number outstanding
Class A shares, voting, participating and without par value	24,838,431	14,702,556
Stock options granted and outstanding	2,395,788	1,424,788
December 2017 U.S. public offering of warrants exercisable at US$1.26, until
December 27, 2022	9,802,935	-
Series December 2017 U.S. Broker warrants exercisable at US$1.2625, until
December 27, 2022	495,050	-
February 2017 public offering of warrants exercisable at $2.15,
February 21, 2022	1,904,034	1,965,259
Series February 2017 BW Broker warrants exercisable at $2.15, until
February 21, 2018	117,496	234,992
Series 2017 unsecured convertible debentures conversion option
contingent warrants exercisable at $1.90, until February 21, 2020[14]	1,052,630	1,052,630
Series 8 warrants exercisable at US$15.00, until December3, 2018[15]	1,840,000	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	161,654	161,654
Total fully diluted shares	42,608,018	21,381,879

Comparison of cash flows and financial condition for the three and nine-month periods ended December 31, 2017 and November 31, 2016

Summary

As at December 31, 2017, cash and cash equivalents totaled $12,475 with a source of cash totaling $7,146 for the three-month period and a source of cash totaling $2,703 for the nine-month period ended December 31, 2017. This compares to $1,814 in total cash and cash equivalents as at November 30, 2016 with a use of cash totaling $1,079 for the three-month period and $1,213 for the nine-month period ended November 30, 2016.

Operating activities

During the three-month periods ended December 31, 2017 and November 30, 2016, the Corporation’s operating activities used cash of $4,451 and $1,803, respectively, and during the nine-month periods ended December 31, 2017 and November 30, 2016, the Corporation’s operating activities used cash of $8,157 and $4,786, respectively (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash. The use of cash flows in operating activities for the three and nine-month periods ended December 31, 2017 and November 30, 2016 when compared to the net losses for each period are mainly attributable to the change in non-cash operating items, (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash.

___________________

14 The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid.

15 Total of 18,400,000 warrants. In order to obtain one Common Share, 10 warrants must be exercised for a total amount of US$15.00

21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Investing activities

During the three-month period ended December 31, 2017, the Corporation’s investing activities used cash of $131 compared to generating cash of $665 for the three-month period ended November 30, 2016. Cash used by investing activities during the three-month period ended December 31, 2017 was due to the acquisition of equipment of $140, partially offset by interest received of $9. Cash generated by investing activities for the three-month period ended November 30, 2016 was mainly due to the maturity of short-term investments of $4,787, partially offset by the reinvestment of short-term investments of $3,499 and the acquisition of equipment totaling $716.

During the nine-month period ended December 31, 2017, the Corporation’s investing activities used cash of $288 compared to generating cash of $3,580 for the nine-month period ended November 30, 2016. Cash used by investing activities during the nine-month period ended December 31, 2017 was due to the acquisition of equipment totaling $327, partially offset by interest received of $39. Cash generated by investing activities for the nine-month period ended November 30, 2016 was mainly due to the maturity of short-term investments of $17,999, partially offset by a $12,765 reinvestment in short-term investments and the acquisition of equipment totaling $1,769.

Financing activities

During the three-month periods ended December 31, 2017, the Corporation’s financing activities generated cash of $11,864 due primarily to the net proceeds from the public offering of $11,481 and for November 30, 2016 the Corporation used nominal cash in financing activities.

During the nine-month period ended December 31, 2017, the Corporation’s financing activities generated cash of $11,442 primarily to the net proceeds from the public offering of $11,481. During the nine-month period ended November 30, 2016, the Corporation’s financing activities used $16 to pay interest.

See basis of presentation for additional discussion of the Corporation’s financial condition, including the need for additional funds and the material uncertainty that casts substantial doubt about our ability to continue as a going concern.

December 2017 U.S. Public Offering

On December 27, 2017, the Corporation closed a public offering issuing 9,900,990 units of Acasti (“Units”) at a price of $1.28 (US$1.01) per Unit for gross proceeds of $12.6 million (US$10 million). The Units issued consisted of 9,900,990 Common Shares and 8,910,891 warrants with the right to purchase one Common Share of Acasti at an exercise price of US$1.26 or about $1.59 as of the issuance date and exercisable until December 27, 2022. As part of this closing, the underwriters also partially exercised for nil consideration the over-allotment option for warrants, which were issued with a right to purchase 892,044 Common Shares also at an exercise price of US$1.26 or about $1.59 as of the issuance date and also exercisable until December 27, 2022.

The Warrants forming part of the Units are classified as Derivative Warrant Liabilities for accounting purposes. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common Shares at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was $5.9 million and the residual of the proceeds was allocated to the Common Shares. Issuance costs totaled approximately $2.5 million. These issuance costs have been allocated between the warrants and Common Shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Interim Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Common Shares was recognized as a reduction to share capital, in the Interim Statements of Financial Position.

22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The fair value of these public offering Warrants issued was determined to be $0.60 per warrant as at December 27, 2017 and $0.57 at December 31, 2017. Changes in the fair value of the Warrants are recognized in finance income or costs.

As part of the issuance costs of this public offering, the Corporation also issued broker warrants to purchase up to 495,050 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625 or about $1.60 as of the issuance date, at any time until December 27, 2022. The broker warrants are considered as compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value through contributed surplus. The fair value of the Broker Warrants amounted to $406 based on the Black-Scholes pricing model and was allocated to share capital.

Use of funds

Acasti has used and intends to continue to use the net proceeds from its February 2017 securities offering and its December 2017 U.S. Public Offering to further the development of CaPre, now including additional clinical site activation, progression of patient enrollment and continued production of clinical materials (both CaPre and placebo) for the Phase 3 program, intellectual property expansion, business development activities, G&A expenses, and working capital. Following the Corporation’s end of Phase 2 meeting with the FDA, the plan was better defined and now consists of the conduct of two Phase 3 studies of 26-week duration instead of the one study of 26-week duration with a greater number of patients to be treated with CaPre. The Phase 3 clinical program was initiated during the second half of 2017 and Acasti started clinical site activation, as planned, by the end of 2017.

Financial Position

The following table details the significant changes to the statements of financial position as at December 31, 2017 compared to its most recent fiscal year end at March 31, 2017:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	12,475	See cash flow statement
Receivable	172	Timing of receipts
Prepaid expenses	(80)	Completion of research contracts
Other Asset	921	Acquisition of Research Supplies
Equipment	(5)	Acquisition of equipment and amortization
Intangible asset	(1,742)	Amortization
Trade and other payables	2,859	Increased accruals and timing of payments
Derivative warrant liabilities	5,425	Issuance of derivative warrants and
		change in fair value
Unsecured convertible debentures	155	Accretion of interest

See the statement of changes in equity in the Corporation’s financial statements for the nine-month period ended December 31, 2017 for details of changes to the equity accounts since March 31, 2017.

Derivative warrant liabilities

The warrants issued in connection with U.S. offerings are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the currency of the exercise price (US$) being different from the Corporation’s Canadian dollar functional currency. The warrant liabilities will be settled in Common Shares. The fair value of the warrants is revalued at each reporting date.

23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On December 27, 2017, warrants were issued as part of the Corporation’s U.S. public offering and recognized as Derivative Warrant Liabilities with a fair value of $5,873. As of December 31, 2017, the Derivative Warrant Liabilities totaled $5,620 which represents the fair value of these warrants. The fair value of the warrants issued in connection with the offering was determined to be $0.60 per warrant upon issuance and $0.57 per warrant as of December 31, 2017.

As of December 31, 2017, $14 included in liabilities represents the fair value of warrants issued as part of Acasti’s previous December 2013 securities offering. The fair value of the warrants issued in connection with this offering was determined to be $0.58 per warrant upon issuance and $0.01 per warrant as of December 31, 2017.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

As at December 31, 2017, the Corporation’s liabilities total $12,192, of which $4,997 is due within twelve months, $5,634 relates to a derivative warrant liability that will be settled in Common Shares and $1,561 of outstanding unsecured convertible debentures. The principal amount of unsecured convertible debentures may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures.

The Corporation has also entered into a contract to purchase production equipment to be used in the manufacturing of the clinical and future commercial supply of CaPre. For this equipment as at December 31, 2017, an amount of $75 is included in ''Trade and other payables'' and an amount of $323 remains a future commitment.

A summary of the contractual obligations at December 31, 2017, is as follows:

	Carrying value	Total contractual cash flows	1 year or less	1 to 3 years
	$	$	$	$
Trade, other payables and due to related party	4,997	4,997	4,997	-
Purchase obligation of equipment	323	323	323	-
Unsecured convertible debentures	1,561	2,334	160	2,174
Total	6,881	7,654	5,480	2,174

The Corporation has no off-balance sheet arrangements.

Research and development contracts and contract research organizations agreements:

The Corporation utilizes contract manufacturing organizations related to the development of clinical materials and research organizations to perform services related to the Corporation’s clinical trials. Pursuant to the agreements with these manufacturing and contract research organizations, the Corporation has either the right to terminate the agreements without penalties or under certain penalty conditions. For agreements for which penalties exist, the Corporation is subject to commitments of $275.

24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Contingencies

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Neptune group (including Acasti). As the Corporation’s management believes that these claims are not valid, no provision has been recognized. The Neptune group (including Acasti) have filed a claim to recover certain amounts from the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the Corporation’s fiscal year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes these claims are not valid and it presently is not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made. However, in management's opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

Related Party Transactions

The Corporation intends to continue to rely on the support of Neptune for a portion of its G&A needs in the near term; however, the continuance of this support is outside of the Corporation’s control.

The Corporation was charged by Neptune, for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$

Research and development expenses
Supplies and incremental costs	1	-	7	-
Shared service agreement	-	5	20	14
	1	5	27	14

General and administrative expenses
Supplies and incremental costs	65	44	173	152
Shared service agreement	19	75	107	225
	84	119	280	377
	85	124	307	391

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. During the three and nine-month periods ended December 31, 2017, the Corporation recognized an expense of $65 and $173, respectively, in G&A expenses and $1 and $7, respectively, in R&D expenses relative to the incremental costs (three and nine-month period ended November 30, 2016 - $44 and $152, respectively, in G&A and nil and nil, respectively, in R&D).

25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

In addition, Neptune provided Acasti with the services of personnel for certain of its administrative, legal and laboratory work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon. In the three and nine-month periods ended December 31, 2017, the Corporation recognized an expense of $19 and $107, respectively, in G&A expenses and nil and $20, respectively, in R&D expenses under the shared service agreement (three and nine-month period ended November 30, 2016 - $75 and $225, respectively, in G&A expenses, and $5 and $14, respectively, in R&D expenses).

Since August 31, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring some incremental costs and expects to do so in the future, for providing these services directly or through qualified third parties, partially offset by reduced shared service fees. The payable to Neptune primarily for G&A shared services has no specified maturity date for payment or reimbursement and does not bear interest.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. In the three-month period ending December 31, 2017, Acasti purchased a reserve of krill oil from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials. The Corporation believes that alternative supplies of krill oil that can meet the Corporation’s specifications will be readily available and is currently evaluating alternative suppliers of krill oil. At December 31, 2017, a reserve of 3,610 kilograms of krill oil was still stored at Neptune’s facility.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged $2 million of committed funds to partly guarantee the financing for the transaction. Neptune had agreed to pay Acasti an annual fee on the committed funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the pledge agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue in the amount of nil for the three and nine-month period ended December 31, 2017 and $6 and $89, respectively for the three and nine- month period ended November 30, 2016.

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (1% at November 30, 2016).

Future Accounting changes

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the fiscal year ended March 31, 2017.

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the three-month period ended December 31, 2017 and have not been applied in preparing the interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

IFRS 9 – Financial Instruments

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

Further information on these modifications can be found in Note 3 of the Corporation’s financial statements for the three-month period ended December 31, 2017.

26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Controls and procedures

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

Changes in internal control over financial reporting (“ICFR”)

There have been no changes in the Corporation’s ICFR during the three-month period ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect its ICFR.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Risk Factors

Investing in Acasti’s securities involves a high degree of risk due to, among other things, the nature of our business and the present stage of our development. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this MD&A, as well as our financial statements as at and for the three and nine-month periods ended December 31, 2017 and the risks described in more detail in Item 3. “Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017 and the Corporation’s other public filings. If any of these risks actually occur, Acasti’s business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected and you could lose all or a part of the value of your investment. Additional risks or uncertainties not currently known to Acasti, or that we currently deem immaterial, may also negatively affect our business operations.

The following are primary risks associated with the business of Acasti, and could directly affect the Corporation’s business, prospects, financial position and results of operations:

•	Acasti may not be able to maintain its operations and advance its research and development of CaPre without additional funding.
•	If Acasti encounters difficulties enrolling patients in its Phase 3 program, its development activities for CaPre could be delayed or otherwise adversely affected.
•	Acasti’s prospects currently depend entirely on the success of CaPre, which is still in clinical development, and Acasti may not be able to generate revenues from CaPre
•	Acasti may not be able to obtain required regulatory approvals for CaPre.
•	Acasti may not achieve its publicly announced milestones on time, or at all.
•	If outcome studies being conducted by two of Acasti’s competitors testing the impact of OM3 on treating patients with high TGs are negative, there could also be an adverse impact for CaPre.
•	Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for CaPre, it is less likely that it will be widely used.
•	Recent and future legal developments could make it more difficult and costly for Acasti to obtain regulatory approvals for CaPre and negatively affect the prices we may charge.
•	Acasti may not be able to compete effectively against its competitors’ pharmaceutical products.
•	Acasti may never become profitable or be able to sustain profitability.
•	Acasti has no marketing and sales organization and, as a company, no experience in marketing products. If Acasti is unable to establish marketing and sales capabilities or enter into agreements with a strategic partner to market and sell CaPre, Acasti may not be able to generate revenue.
•	Even if Acasti receives regulatory approval for CaPre, it may just be for a limited indication;
•	Acasti will rely on third parties to conduct our Phase 3 program for CaPre.
•	Acasti relies on third parties to manufacture, produce and supply CaPre and it may be adversely affected if those third parties are unable or unwilling to fulfill their obligations, including complying with FDA requirements.
•	Acasti’s targeted COGs and levels of insurance reimbursement for CaPre may not be commercially viable in all global markets.

28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	In the past, Neptune supplied Acasti with the krill oil needed to produce CaPre for its clinical programs, including the krill oil projected to be needed for its Phase 3 program, and Acasti will need to source alternative supplies of krill oil for future commercial supplies in light of Neptune’s recent announcement to discontinue krill oil production.
•	It is difficult and costly to protect Acasti’s intellectual property rights.
•	Acasti relies on a sublicense granted to it by Neptune through its license with Aker in order for Acasti to have “freedom-to operate” for CaPre and Acasti may not be able to manufacture and market CaPre if its sublicense is terminated.
•	CaPre may infringe the intellectual property rights of others, which could increase Acasti’s costs and delay or prevent its development and commercialization efforts.

Additional Information

Updated and additional information about the Corporation is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at February 13, 2018, the total number of Common Shares issued and outstanding was 25,604,610. The Corporation also has 2,303,322 stock options, 18,561,654 Series 8 & 9 warrants, 9,802,935 December 2017 U.S. Public Offering warrants, 1,904,034 February 2017 Canadian Public Offering warrants, 495,050 Series December 2017 broker warrants, 117,496 Series February 2017 broker warrants, and 1,052,630 Series 2017 contingent warrants for the unsecured convertible debentures outstanding.

29